Mail Stop 4561
Via fax (469) 357-6566

October 5, 2009

Jackson L. Wilson
Chairman & CEO
i2 Technologies, Inc.
11701 Luna Road
Dallas, TX 75234

> **Re: i2 Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 000-50327**

Dear Mr. Wilson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

> Sincerely,
>
>
> Kathleen Collins
> Accounting Branch Chief